ONSIDE COMPLIANCE, INC.

FINANCIAL STATEMENTS

With Independent Accountants' Review Report

DECEMBER 31, 2020



ONSIDE COMPLIANCE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

TABLE OF CONTENTS

<u>INDEPENDENT ACCOUNTANTS' REVIEW REPORT</u>

To the Board of Directors
Onside Compliance, Inc.:

We have reviewed the accompanying financial statements of Onside Compliance, Inc. (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of the internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Albin, Randall & Bennett

September 2, 2021

ONSIDE COMPLIANCE, INC.

BALANCE SHEET

DECEMBER 31, 2020

ASSETS

CURRENT ASSET - Cash	$ 51,105
OTHER ASSETS:	
Software development	136,388
Other long-term asset	6,075
Total other assets	142,463
	$ 193,568

See accompanying independent accountants' review report and notes to financial statements.

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LIABILITIES AND STOCKHOLDERS' EQUITY

LONG-TERM LIABILITIES:

Convertible notes payable	$	75,000
Due to stockholders		736
Total long-term liabilities		75,736

STOCKHOLDERS' EQUITY:

Common stock, no par value, 3,000 shares authorized; 370 shares issued and outstanding at December 31, 2020		130,000
Retained earnings (deficit)		(12,168)
Total stockholders' equity		117,832
	$	193,568

ONSIDE COMPLIANCE, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

NET SALES	$ -
GENERAL AND ADMINISTRATIVE EXPENSES	12,168
Net loss	$ (12,168)

See accompanying independent accountants' review report and notes to financial statements.

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ONSIDE COMPLIANCE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common stock	Retained earnings	Total
Balance at December 31, 2019	$ -	-	-
Common stock issued	130,000	-	130,000
Net loss	-	(12,168)	(12,168)
Balance at December 31, 2020	$ 130,000	(12,168)	117,832

See accompanying independent accountants' review report and notes to financial statements.

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ONSIDE COMPLIANCE, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES:		
Net loss	$	(12,168)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization		246
Change in operating assets and liabilities - Other long-term asset		(6,321)
Net cash used by operating activities		(18,243)
INVESTING ACTIVITY - Software development		(136,388)
FINANCING ACTIVITIES:		
Borrowings on convertible notes		75,000
Advances from stockholders		736
Issuance of common stock		130,000
Net cash provided by financing activities		205,736
Increase in cash		51,105
Cash at beginning of year		-
CASH AT END OF YEAR	$	51,105

See accompanying independent accountants' review report and notes to financial statements.

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1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the operations - Onside Compliance, Inc. (the Company), founded in January 2020 and based in southern Maine, develops software products to address compliance needs. The Company's first product, ProCanna, is a software as a service (SaaS) platform providing operations, training, and compliance for the cannabis industry. The software is designed to serve customers throughout the United States of America.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition - Revenues are derived from subscriptions fees paid to access the Company's cloud computing services during the term of the contract. The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions. Revenue is generally recognized ratably over the contract term.

Intangible assets - Intangible assets consist of software development costs and are amortized using the straight-line method over a 15 year life.

Advertising - The Company recognizes advertising and promotional expenses as incurred. Advertising and promotional expenses totaled $809 for the year ended December 31, 2020.

Income taxes - Upon formation, the Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. This election was revoked on May 5, 2021.

Effective May 6, 2021, the entity was a taxable corporation. Accordingly, income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus the change in deferred tax assets and liabilities during the year. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amounts expected to be realized.

U.S. GAAP prescribes a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company recognizes the tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Subsequent events - The Company has evaluated events, if any, that have occurred subsequent to December 31, 2020 through September 2, 2021, the date the financial statements were available to be issued, and included information in the notes to the financial statements related to any identifiable events, if necessary.

2.   CONVERTIBLE NOTES PAYABLE

In December 2020, the Company issued three convertible promissory notes in the amount of $25,000 each. The notes accrue interest at 5.0% and are due at the earlier of December 2025, or conversion date. If the Company consummates an equity financing resulting in new invested capital over a specified threshold, as defined in each agreement, prior to maturity date, the Company may elect to convert the notes plus accrued interest into shares of the Company's common stock at a rate of 80% of the price of the equity securities issued in the qualified financing. The Company may also elect to convert the notes plus accrued interest in the same manner upon a liquidity event, as defined. In a liquidity event, the price would be determined by the valuation of the Company.

3.   RELATED PARTY TRANSACTIONS

One of the convertible notes payable is to ultimate shareholders of the Company. The note has an outstanding balance of $25,000 at December 31, 2020. See Note 2 for additional information.

Due to stockholders consists of unsecured advances from the stockholders with no set repayment terms.

4.   UNCERTAIN BUSINESS CONDITIONS

The COVID-19 pandemic remains an evolving situation. The extent of the impact of COVID-19 on the Company's business and financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which the Company operates and the related impact on suppliers, consumer confidence, and spending, all of which are highly uncertain.